SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated January 17, 2006.  GRUPO TMM ANNOUNCES THE RESULTS OF THE CASH TENDER OFFER TO PURCHASE UP TO $331,018,794 PRINCIPAL AMOUNT OF OUTSTANDING SENIOR SECURED NOTES DUE 2007

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com

Brad Skinner	AT PROA STRUCTURA :
Senior Vice President, Investor Relations	Marco Provencio
011-525-55-629-8725	011-525-55-629-8708
203-247-2420	011-525-55-442-4948
(brad.skinner@tmm.com.mx)	(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES THE RESULTS OF THE CASH TENDER
OFFER TO PURCHASE UP TO $331,018,794 PRINCIPAL AMOUNT
OF OUTSTANDING SENIOR SECURED NOTES DUE 2007

(Mexico City, January 17, 2006)- Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM"), a Mexican multi-modal transportation and logistics company, today announced that the cash tender offer to purchase up to $331,018,794 aggregate principal amount of its outstanding Senior Secured Notes due 2007 expired at 12:00 midnight, New York City time, on Friday, January 13, 2006. An aggregate of $428,194,642 principal amount of outstanding 2007 notes were tendered in the Offer. The Company accepted all properly tendered notes on a pro rata basis, which will reduce the outstanding principal amount of 2007 notes to $156,958,040. As a result of the tender offer and pursuant to the terms of the 2007 Notes Indenture, the interest rate of the 2007 Notes outstanding after the offer will be reduced by 1% commencing February 1, 2006 such that if the Company elects to pay interest in cash the Notes will bear interest at 9 ½% per annum.

The Bank of New York acted as the paying agent for the offer. Requests for assistance or documentation should be directed to the paying agent at The Bank of New York, Corporate Trust Operations Reorganization Unit, 101 Barclay Street, Floor 7 East, New York, New York 10286, Attention: Mr. William Buckley, Telephone: (212) 815-5788. Beneficial owners of the Notes may also contact their brokers, dealers, commercial banks, trust companies or other nominee through which they hold the Notes with questions and requests for assistance.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.